UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42 - NIRE 35.300.332.067

CALL NOTICE – ORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Ordinary General Meeting to be held on April 29, 2016, at 4 p.m., at the Auditorium in the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 2.041 and 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

(I) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2015, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(II) To DECIDE on the destination of the net profit of the fiscal year of 2015 and the distribution of dividends; e

(III) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

General Instructions:

1. The shareholders or their legal representatives should attend the OGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the OGM, a power of attorney granted as set forth in the law; and

2. Further information on the proposals to be analyzed at the OGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo/SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.ri.santander.com.br – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro nº 111, 5º andar, Centro de Consultas, Rio de Janeiro/RJ or at Rua Cincinato Braga nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo/SP, and its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro nº 275, São Paulo/SP and its website (www.bmfbovespa.com.br).

São Paulo, March 29, 2016 - Jesús Maria Zabalza Lotina - Chairman of the Board of Directors.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 29, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer